Supplement Dated May 21, 2001, to
The Prospectus dated May 1, 2001, for
MARKET DIMENSIONS VARIABLE UNIVERSAL LIFE
issued by
Southland Life Insurance Company
and
Southland Separate Account L1

This Supplement revises certain information to that contained in your Prospectus dated May 1, 2001. Please read it carefully and keep it with your Prospectus.

To the portfolio objectives in the "Investment Portfolio Objectives" on page 16 is hereby added the following information:

INVESTMENT PORTFOLIO OBJECTIVES		
Variable Investment Option	**Investment Company/ Adviser/ Manager/ Sub-Adviser**	**Investment Objective**
VIP II Contrafund Service Class Portfolio	Investment Company: Fidelity Variable Insurance Products Fund II Investment Manager: Fidelity Management & Research Company	Seeks long-term capital appreciation by investing primarily in common "growth" stocks or "value" stocks or both of domestic and foreign issuers. Invests in securities of companies whose value it believes is not fully recognized by the public. Uses fundamental analysis of each issuer's financial condition, industry position, market and economic conditions to select investments.

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